SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM COMPLETES ACQUISITION OF PP BUSINESS

São Paulo, September 30, 2011 --- BRASKEM S.A. (BM&FBovespa: BRKM3, BRKM5 e BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest thermoplastic resin producer in the Americas, announced today that it has concluded the acquisition of the Polypropylene business (“PP”) of The Dow Chemical Company. The transaction, announced on July 27, was approved by the Federal Trade Commission, the Antitrust Division of the Justice Department of the United States of America and by the European Commission.

The business acquired by Braskem consists of four Polypropylene plants ("PP"), of which two are located in the United States and two in Germany. The U.S. assets are located in Freeport and Seadrift in the state of Texas and have combined annual production capacity of 505 ktons, which represents an increase of 50% in Braskem's annual PP production capacity in that country, which totals 1,425 ktons. The assets in Germany are located in Wesseling and Schkopau and combined have annual production capacity of 545 ktons.

With the acquisition of these assets, Braskem strengthens its international expansion strategy and its position in the North America as the largest Polypropylene producer in the United States.

Braskem is the largest thermoplastic resin producer in the Americas and the third-largest Brazilian industrial company owned by the private sector. With 35 industrial plants across Brazil, United States and Europe, the Company produces more than 16 million tons of chemical and petrochemical products.

More information can be obtained from Braskem’s Investor Relations Department by telephone +55 (11) 3576-9531 or by e-mail braskem-ri@braskem.com.br.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.